SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Global Ship Lease, Inc.
(Name of Issuer)
Class A Common Shares, $0.01 par value per share
(Title of Class of Securities)
Y27183600
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Whitefort Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

822,270

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

822,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,270

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Whitefort Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

822,270

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

822,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,270

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

1.	NAMES OF REPORTING PERSONS

David Salanic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

822,270

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

822,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,270

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

1.	NAMES OF REPORTING PERSONS

Joseph Kaplan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

822,270

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

822,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,270

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1(a).	Name of Issuer:
Global Ship Lease, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
c/o Global Ship Lease Services Limited
25 Wilton Road
London SW1V 1LW
United Kingdom

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Amendment No. 1 to Schedule 13G are (collectively, the “Reporting Persons”):
•	Whitefort Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”);

•	Whitefort Capital Management, LP, a Delaware limited partnership (“Whitefort Management”);

•	David Salanic, a French citizen (“Mr. Salanic”); and

•	Joseph Kaplan, a United States citizen (“Mr. Kaplan”).

Whitefort Management acts as the investment manager of the  Master Fund. Each of Mr. Salanic and Mr. Kaplan is a Co-Managing Partner of Whitefort Management.
By virtue of these relationships, each of Whitefort Management, Mr. Salanic and Mr. Kaplan may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) owned by the Master Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 780 Third Avenue, 26th Floor, New York, New York 10017.
Item 2(c).	Citizenship:
Mr. Salanic is a citizen of France.
Mr. Kaplan is a citizen of the United States.
The Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Whitefort Management is a limited partnership formed under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Class A Common Shares, par value $0.01 per share (“Common Stock”)
Item 2(e).	CUSIP Number:
Y27183600

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2020,
(i)	The Master Fund owned 822,270 shares of Common Stock;
(ii)	Whitefort Management, as the investment manager of the Master Fund, may be deemed to beneficially own the 822,270 shares of Common Stock owned by the Master Fund;
(iii)	Mr. Salanic, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 822,270 shares of Common Stock owned the Master Fund.
(iv)	Mr. Kaplan, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 822,270 shares of Common Stock owned by the Master Fund.
(b)	Percent of Class:
The percentage of Common Stock reported owned by each person named herein is based upon 36,096,196 shares of Common Stock outstanding as of January 26, 2021, as reported in Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 26, 2021. As of the close of business on December 31, 2020, each of the Reporting Persons may be deemed to beneficially own 2.3% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii)	Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii)	Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv)	Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A to the Schedule 13G filed by the Reporting Persons on March 13, 2020.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 16, 2021
WHITEFORT CAPITAL MASTER FUND, LP By: Whitefort Capital GP, LLC, its general partner

By:	/s/ David Salanic
David Salanic, Co-Managing Partner

By:	/s/ Joseph Kaplan
Joseph Kaplan, Co-Managing Partner

WHITEFORT CAPITAL MANAGEMENT, LP

By:	/s/ David Salanic
David Salanic, Co-Managing Partner

By:	/s/ Joseph Kaplan
Joseph Kaplan, Co-Managing Partner

/s/ David Salanic
DAVID SALANIC

/s/ Joseph Kaplan
JOSEPH KAPLAN